Exhibit 1.01

Conflict Minerals Disclosure

for the Year Ended December 31, 2016

This Conflict Minerals Disclosure (“Disclosure”) of Kewaunee Scientific Corporation has been prepared for the period from January 1, 2016 to December 31, 2016.

With respect to the year ended December 31, 2016, we identified several products for which 3TGs (as defined below) may be present in and necessary to their functionality or production. The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.

We have developed a conflict minerals procedure, under the supervision of a committee consisting of our Vice President of Manufacturing, Vice President of Engineering and Product Development, Global Sourcing Manager, Research and Development Manager and Environmental, Health, & Safety Manager, reasonably designed to identify whether the 3TGs in the Covered Products, if any, originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources. Based on the Committee’s analysis, we determined that several of our products may contain small traces of one or more of 3TGs.

Description of the Company’s Reasonable Country of Origin Inquiry (RCOI)

We conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether the 3TGs in the Covered Products originated in a Covered Country, or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

To determine the origin of any 3TGs, a survey was sent to all of our suppliers whose products may contain them. The survey inquired about the origin of their 3TGs and whether they had a written policy for conflict-free sourcing of 3TGs, among other items. The survey was returned by all of our suppliers, which responses indicated that any 3TGs in materials provided by them did not originate from the Covered Countries. In addition to the responses received from our suppliers, management has no reason to believe that any 3TGs in or used in the production of our Covered Products may have originated in the Covered Countries.

If at any time we discover the use of any 3TGs originating from the Covered Countries, we will take appropriate measures to discontinue use of such materials or processes.

This information is also available on our website at www.kewaunee.com, as well as the SEC’s EDGAR database at www.sec.gov.